Exhibit 21.1
Subsidiaries of Remedent, Inc.
•	Remedent Professional Holdings, Inc., a California corporation

•	Remedent Professional, Inc., a California corporation (a subsidiary of Remedent Professional Holdings, Inc.)

•	Remedent N.V., a Belgium corporation

•	Remedent Asia Pte Ltd, a Singapore company

•	Sylphar N.V., a Belgium corporation